

February 7, 2013

Mr. Scott Weissman
Chief Executive Officer
Legal Life Plans, Inc.
2900 North Military Trail
Suite 107
Boca Raton, FL 33431

     Re: Legal Life Plans, Inc.
            Form 8-K
            Filed January 22, 2013
            File No. 000-52473

Dear Mr. Weissman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ James Giugliano

                                    James Giugliano
                                    Staff Accountant